March 4, 2011

CORRESPONDENCE FILED VIA EDGAR

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Aslynn Hogue

Re:	GreenCell, Inc
Request for Acceleration of Registration Statement on Form S-1
File No. 333-167147

Dear Mr. Mancuso:

In accordance with Rule 461 under the Securities Act of 1933, GreenCell, Inc., a Florida corporation (the “Company”), hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-167147) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2011. The Company respectfully requests that the Registration Statement become effective by 5:00 PM, Thursday, March 10, 2011, Washington, D.C. time, or as soon as practicable thereafter.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to our legal counsel, Frederick M. Lehrer of the Law Office of Frederick M. Lehrer, P.A. at (561) 706-7646

Very truly yours,

/s/ Dan Valladao
Dan Valladao
Chief Executive Officer